UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SYNERGETICS USA, INC.

(Name of Subject Company)

SYNERGETICS USA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87160G107

(CUSIP Number of Class of Securities)

Peter Rasche

General Counsel

Synergetics USA, Inc.

3845 Corporate Centre Drive

O’Fallon, Missouri 63368

(636) 939-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David W. Braswell, Esq.

Jennifer R. Byrne, Esq.

Armstrong Teasdale LLP

7700 Forsyth Boulevard

St. Louis, Missouri 63105

(314) 621-5070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Synergetics USA, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on September 16, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Blue Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (the “Parent”), to purchase all Shares that are issued and outstanding, at a price per Share of $6.50, net to the holder in cash (less any applicable withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on September 16, 2015, as amended from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

1. The section captioned “Background and Reasons for the Recommendation – Background of the Offer” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Background of the Offer

The Board, together with the Company’s management, from time to time evaluates the Company’s strategic alternatives, including potential opportunities for acquisitions, joint ventures and other transactions designed to increase stockholder value. The Board considers such transactions in light of the business and economic environment, as well as developments in the medical device industry as it related to the ophthalmic and neurosurgical markets. To this end, the Board retained Raymond James & Associates, Inc., as successor in interest to Morgan Keegan & Company, Inc. (“Raymond James”), several years ago as its advisor to assist with analyzing the Company’s strategic alternatives.

In March 2014, Bausch & Lomb Incorporated (“B+L”), a subsidiary of Valeant, via its Senior Director of Marketing, Sandeep Lalit, approached the Company’s Vice President of Domestic Sales, Michael Fanning, to discuss a potential strategic transaction between the two companies, possibly including a strategic cross-selling arrangement or co-marketing arrangement, specifically relating to sales of B+L’s vitrectomy platform with the broad offering of the Company’s disposable illumination and laser delivery products. These alternative arrangement discussions continued over several months, were not specific and did not develop details of any proposed arrangement. Aside from this potential cross-selling/co-marketing arrangement, the only other transaction considered by the Company and Valeant was an acquisition of the Company by Valeant.

Mr. Fanning subsequently reported the subject of the call to Mr. Hable.

On March 11, 2014, Messrs. Fanning and Stroisch received an email from Mr. Lalit with a form of confidentiality agreement and requested further follow up.

Upon Mr. Fanning advising Mr. Hable of this development, Mr. Hable placed the potential transaction on the agenda for the Company’s regular second quarter 2014 Board meeting and contacted a representative of Raymond James, the Company’s financial advisor, to provide financial analysis and advice related to potential merger and acquisition activity.

On March 20, 2014, the Company’s regular second quarter 2014 Board meeting was held. Taking into account the strategic planning meetings that had taken place in September and November of 2013 among other matters, the Board determined that the Company was making sufficient progress on its own strategic growth plans, and also determined that, while it would give due consideration to any sufficiently specific indication of interest regarding an acquisition of the Company, the present circumstances of the Company did not warrant engaging in any active attempts to solicit interest for an acquisition of the Company.

On March 25, 2014, Messrs. Lalit, Fanning and Hable participated in a conference call during which they delivered to Mr. Lalit the Board’s conclusion related to the informal indication of interest from B+L.

On May 6, 2014, Mr. Fanning received an e-mail from Andrew Davis, Vice President of Corporate Development, Valeant, requesting an update on the Company’s position regarding a potential acquisition. Mr. Fanning requested further instructions from Mr. Hable, who instructed Mr. Fanning to ask Mr. Davis to contact him directly.

On May 12, 2014, during a conference call among Mr. Davis and Mr. Hable, Mr. Hable provided to Mr. Davis the contact information for the Company’s investment banker. As a follow-up to the conference call, Mr. Davis emailed to Mr. Hable a form of confidentiality agreement. Mr. Hable consulted with the Company’s General Counsel, Peter Rasche, regarding the content of the confidentiality agreement, which Mr. Rasche revised.

On August 26, 2014, the Board held a strategic planning meeting, at which it discussed and considered various strategic alternatives, including (i) the simple organic growth model the Company was then-currently executing; (ii) divestiture of the neuro-OEM business; (iii) acquisition of an early-stage ophthalmic product development effort; and/or (iv) pursuit of aggressive growth through investment in current product lines and modest product or entity acquisitions.

During the period May through September 2014, Valeant and the Company corresponded from time to time about, among other matters, possibly entering into a confidentiality agreement and the terms thereof.

During the months of August through October, the Company and Valeant communicated regarding other potential business opportunities, none of which ultimately were determined to be pursued by both parties.

On December 5, 2014, Mr. Davis emailed Mr. Hable to inquire about setting up a meeting. A conference call between the two men was scheduled for December 8, 2014.

On December 8, 2014, Messrs. Hable and Davis conducted a conference call and discussed the various potential strategic opportunities for the two companies. They determined that entry into a confidentiality agreement between their respective companies would be the best way to proceed.

On December 12, 2014, the Board held its regular quarterly meeting, at which Mr. Hable reported to the Board regarding his December 8, 2014, call with Mr. Davis. The Board acknowledged that the communication with Mr. Davis should proceed in due course, including entry into the confidentiality agreement.

On January 6, 2015, Valeant and the Company entered into a confidentiality agreement.

In January 2015, representatives of Valeant requested initial information for purposes of evaluating a potential transaction and representatives of the Company provided certain information to Valeant in response to such request.

In February 2015, the Company continued to respond to requests for information from Valeant, and members of the Company’s management participated in several due diligence conference calls with Valeant.

On March 19, 2015, the Board held its regular second quarter meeting at which Mr. Hable advised the Board of his perspectives regarding the competitive landscape and the status of the Company’s preliminary discussions with Valeant.

On March 24, 2015, the Company terminated its engagement of Raymond James, as the Company’s primary investment banking contact no longer worked for Raymond James.

During April, representatives of Valeant and the Company continued to exchange requests for information and responses thereto.

On April 16, 2015, representatives of Valeant and B+L, including Michael Pearson, Chairman of the Board and Chief Executive Officer, and Ari Kellen, Valeant Group Executive Vice President, met with Mr. Hable at a conference in San Diego, California. During the meeting, the parties discussed preliminary valuation of the Company. On April 22, 2015, Mr. Hess emailed Mr. Hable with an updated list of due diligence questions.

On May 4, 2015, Mr. Davis emailed to Mr. Hable a Letter of Intent (“LOI”), dated May 1, 2015, and additional requests for due diligence information, which Mr. Hable distributed to Messrs. Braswell, Blankemeyer and Rasche. The LOI expressed Valeant’s non-binding offer to acquire 100% of the outstanding common stock of the Company for a 20% to 30% premium in cash, subject to entry into a period of exclusive negotiation and the execution of customary definitive agreements.

On May 6, 2015 and May 14, 2015, Messrs. Hable and Chang engaged in brief calls to discuss the additional information requests made of the Company. Mr. Hable provided certain information regarding the Company.

On May 18, 2015, the Board held a special meeting to review proposals from three investment banking firms, including William Blair & Company, L.L.C. (“William Blair”), to provide financial advisory services, generally, and to provide advice relating to the LOI. The Board considered, among other things, William Blair’s experience with public companies, including medical technology and specialty vision care companies, and its representation as to its prior relationship with Parent’s Chief Executive Officer. The Board also considered the benefits that could accrue to the Company from William Blair’s experiences in terms of assisting with the negotiation and maximizing the value of any transaction involving the Company.

On May 21, 2015, Mr. Hable sent a letter via email to Mr. Pearson, indicating that in the context of the Company’s on-going assessment of strategic alternatives, the price range in the LOI was not in line with the Company’s value range, and therefore, the proposed transaction was not in the best interest of the Company’s stockholders.

On May 28, 2015, Mr. Pearson responded to Mr. Hable with a non-binding proposal (the “May Revised Offer”) for Valeant to acquire 100% of the outstanding common stock of the Company for a purchase price in the range of $5.50 to $6.00 per Share in cash, subject to entry into a period of exclusive negotiation and the execution of customary definitive agreements.

On May 29, 2015, the Company held a special Board meeting for purposes of engaging in strategic planning and discussing the response to the May Revised Offer. Topics discussed at the Board meeting with senior management of the Company included fiscal year 2015 strategic goals, macro market trends, Company strengths, potential growth business segments, financial planning matters and management’s ongoing strategic initiatives. At the end of this meeting, the Board met in executive session (all directors, no non-director employees) to discuss alternative strategic initiatives, including investing in extending current business lines, divesting one or more current business lines, selling the Company and continuing to implement the current strategic initiatives. In light of the entire discussion during this meeting, the Board determined that the Company should continue to pursue the current strategic initiatives. However, acknowledging the value to the Board’s on-going consideration of strategic planning for the Company, the Board determined that the discussion with Valeant regarding the May Revised Offer should continue.

On June 3, 2015, Mr. Hable called Mr. Davis to report that the Company was unwilling to respond to the May Revised Offer at that time but invited Valeant representatives to visit the Company in O’Fallon, Missouri. Mr. Hable reported this conversation to the Board at the June 4, 2015 special Board meeting and also recommended engaging an investment banker to assist in evaluating the Valeant proposal and alternatives to accepting the same. Over the next two weeks, the on-site meeting was arranged for June 24, 2015.

On June 12, 2015, the Board approved the engagement of William Blair as financial advisor to the Company to assist the Board in reviewing strategic alternatives, particularly in the context of the proposal received from Valeant. The Board selected William Blair to do this work based on, among other considerations, its familiarity with, and knowledge of, the industry and industry participants, and its experience in the mergers and acquisitions market, particularly with respect to recent transactions in the ophthalmology space.

On June 16, 2015, senior management of the Company and William Blair had a preliminary discussion of other potential strategic or financial buyers that might reasonably have the interest and capability to consummate a transaction.

On June 18, 2015, the Board authorized William Blair to conduct a market check. Between June 18, 2015 and July 3, 2015, William Blair contacted the 10 strategic and financial parties initially identified by William Blair and the Company to assess their interest in a transaction involving the Company. In addition, as noted below, in the approximately four-week period subsequent to July 3, 2015, William Blair contacted two additional parties about a potential transaction with the Company and responded to an inquiry from one additional party about a potential transaction with the Company.

On June 24, 2015, representatives of Valeant, including Mr. Pearson, met in O’Fallon, Missouri with representatives of the Company, including Mr. Hable, Ms. Boone, Mr. Fanning, Mr. Stroisch, and representatives of William Blair. At the meeting, the Company’s management team provided Valeant a high-level presentation of the Company’s business and Mr. Pearson indicated that Valeant would take into account the information obtained during the meeting and from its due diligence and consider re-submitting an indication of interest. The Board was provided an update on the meeting as well as copies of the presentation materials.

On June 26, 2015, Mr. Davis emailed to Mr. Hable an updated offer letter (“June Offer”), which reiterated Valeant’s interest in a potential acquisition of the Company on terms identical to those in the May Revised Offer.

On June 29, 2015, Mr. Davis sent the Company a proposed merger agreement for discussion by the parties. Later that day, the Board conducted a special meeting to discuss with William Blair its initial financial analysis of the May Revised Offer (containing the same price proposal as the June Offer received by the Company on June 26, 2015). William Blair discussed with the Board other potential strategic or financial buyers and whether any of them was likely to be in a position to offer a more attractive transaction to the Company’s stockholders and capable of consummating a transaction. The Board then discussed the nature and potential timing of the market check it believed would be appropriate under the circumstances and the risks of conducting a broad and lengthy market check process, including the risks of distracting management and leaks and market rumors that could have a negative impact on the Company’s business, employees and stockholders. As a result, the Board discussed a targeted market check process whereby the Company would contact the most likely strategic and financial buyers in order to assess their interest in a possible strategic transaction with the Company. The Board determined that senior management should not expand the group of strategic and financial parties contacted, as the group that had been identified already represented all parties that the Board believed might reasonably be interested in making a bid to acquire the Company and capable of consummating a transaction.

On June 30, 2015, William Blair reported to Mr. Hable that Mr. Davis had inquired about next steps and that William Blair had indicated the Company would not respond to the June Offer until receiving direction from the Board. That same day, the Board held special meetings at which Mr. Rasche advised the Board of their fiduciary duties relative to a decision regarding whether to sell the Company. The Board discussed William Blair’s financial analysis and engaged in a detailed discussion regarding the Valeant proposal and the Company’s strategic plan.

On July 1, 2015, the Board held a special meeting at which the Board continued to evaluate and discuss the Valeant proposal, and determined to request a price of $7.00 per Share. During the meeting, William Blair reviewed its market check process to date, summarizing its conversations with a majority of the potential bidders originally identified, none of which had expressed interest in pursuing a transaction with the Company. William Blair further indicated that in addition to potential strategic buyers, it was reaching out to a few potential financial buyers to assess their possible interest in a transaction with the Company. Following discussion, the Board authorized William Blair on behalf of the Company to reject the current offer and advise Valeant that it was prepared to proceed with a transaction with a $7.00 per Share purchase price. At an additional Board meeting on July 2, 2015, William Blair informed Mr. Hable that the William Blair team had had a call with representatives of Valeant to discuss the status of the Company’s evaluation of Valeant’s proposal and Valeant’s perspective on valuation.

On July 3, 2015, William Blair reported to Mr. Hable that it had discussed with two potential acquirers their possible interest in the Company, one of which was concerned about product overlap and the other of which was not interested in the neurosurgical business.

On July 6, 2015, Valeant submitted a revised offer (the “July Offer”) orally to William Blair during a conference call. On July 7, 2015, the Board held a special meeting to discuss the July Offer. The July Offer comprised an all cash offer to purchase the outstanding Shares of Company common stock at a price of $6.30 per Share. William Blair updated the Board on the status of the market check process, indicating that it had further conversations with certain of the identified potential bidders, three of which had declined to bid, a Party A that requested additional information and a Party B that indicated its intent to submit a final response by the end of the week. The Board discussed Valeant’s July Offer with William Blair and considered with its advisors how the Company should respond to the July Offer. The Board instructed William Blair not to respond to Valeant at that time.

On the same day, the Company signed a confidentiality agreement with Party A. Mr. Hable, Ms. Boone, and Mr. Rasche held a teleconference with certain representatives of Party A during which they provided Party A with a high-level presentation of the Company’s business.

On July 10, 2015, the independent directors of the Board met in a special executive session to discuss the response to the July Offer. The independent directors determined that they would not accept the July Offer because they did not believe that it represented the highest price that could be achieved through continued negotiation. Mr. Blankemeyer informed Mr. Hable of the outcome of the executive session.

On July 12, Mr. Hable informed William Blair of the outcome of the July 10, 2015 special executive session of the independent directors, which William Blair reported to Mr. Pearson.

On July 13, 2015, Party A submitted to William Blair an indication of interest at a Share price ranging from $5.45 to $5.95 with doubtful ability to move significantly above that price range. Party A was informed that it would need to increase its valuation, as its current price range was not competitive.

On July 15, 2015, William Blair informed Mr. Hable that Party B had expressed interest in learning more about the Company and potentially submitting an indication of value. Party B indicated that its interest level was high and requested a video conference with the Company and some of its executive team members. It also submitted a form of confidentiality agreement. From July 16, 2015 to July 20, 2015, management finalized its presentation for Party B and, in consultation with the Company’s General Counsel, negotiated a confidentiality agreement with Party B. On July 20, 2015, the confidentiality agreement was executed.

On July 22, 2015, following transmission of the management presentation to Party B, Mr. Hable, Ms. Boone, Mr. Stroisch, Mr. Fanning, Mr. Copeland, Mr. Rasche and representatives of William Blair participated in a conference call with certain representatives of Party B. Party B later declined to submit an indication of interest.

On July 25, 2015, Mr. Pearson sent a written proposal (the “Final Letter of Intent”) to Mr. Hable, including revised terms providing for payment of $6.50 per Share upfront in cash, contingent value rights of $0.50 if net sales of the Company’s ophthalmology products achieve $55 million on a trailing four calendar quarter basis with the final quarter being the quarter ended December 31, 2017 and an additional $0.50 contingent value rights if net sales of the Company’s ophthalmology products achieve $65 million on a trailing four calendar quarter basis with the final quarter being the quarter ended December 31, 2017. The offer was contingent on entering into a period of exclusive negotiation of, and execution of, customary definitive agreements. William Blair discussed with Mr. Hable its initial financial analysis of the contingent value rights.

On July 27, 2015, following management’s analysis of the Final Letter of Intent and discussion with William Blair of the Final Letter of Intent, Mr. Hable forwarded to the Board materials related to Valeant’s proposal, including the Final Letter of Intent and management’s analysis of the Final Letter of Intent. The Board held a special meeting on July 27, 2015, at which William Blair summarized the status of the Valeant proposal and the market check process, indicating that of the 12 potential bidders it had contacted, eight had declined to make an offer, one had provided an offer at a price below $6.00, and three had not yet responded. William Blair indicated that a number of parties had declined to pursue a transaction because the Company derived a majority of its cash flow not from its ophthalmic business, but from its neurosurgical business, which has significant customer concentration risk. William Blair also presented a financial analysis of the contingent value rights. Based on management estimates of shares of common stock of the Company outstanding, William Blair calculated implied valuations of the CVR milestones of $13.3 million in incremental equity value assuming the achievement of CVR Milestone #1 and of $26.6 million in incremental equity value assuming the achievement of CVR Milestone #2, based on a value of $0.50 per CVR for achieving CVR Milestone #1 and $1.00 per CVR for achieving CVR Milestone #2. The Board considered synergies that would result from the acquisition by Valeant in reaching a decision to accept the Offer. The Board, after full deliberation, determined that the Final Letter of Intent would be acceptable if the terms and conditions of the CVR Agreement could be negotiated. The Board authorized William Blair to inform Valeant of the Board’s response.

William Blair reported to Mr. Hable that (i) it had reviewed with Valeant the Board’s response to the Final Letter of Intent, (ii) Valeant indicated it would prepare a draft CVR Agreement as soon as possible and (iii) Valeant requested that the Company review and respond to the previously transmitted merger agreement. Mr. Davis presented to Mr. Hable an exclusivity letter from Valeant requesting a 30 day exclusivity period but, upon evaluating the revised exclusivity letter and discussing with its advisors, management concluded that the Company needed to complete its market check prior to executing the exclusivity letter and that a 30-day exclusivity period was longer than it was willing to accept.

On July 31, 2015, Mr. Hable and William Blair participated in a conference call with Party C, which had reached out to Mr. Hable to discuss the possibility of purchasing the Company’s neurosurgical assets. Party C was told that there was an unsolicited offer in existence for the entire Company and was queried as to whether Party C would consider making a bid for the entire Company. Party C indicated that it did not want to make a bid for the entire Company. As the Board had previously concluded, following discussion with William Blair, that selling the neurosurgical and ophthalmic assets in separate transactions was not likely to result in an aggregate valuation higher than a sale of the Company as a whole to a single bidder, Party C was advised that the Company was only interested in a sale of the entire Company. On the same day, representatives of Valeant submitted its initial draft of the CVR Agreement, after multiple rejections of the share price in Valeant’s prior offers. In the original draft of the CVR Agreement presented by Valeant, the milestone payments were contingent upon revenue of ophthalmology products.

From July 30, 2015 to August 4, 2015, after discussing with its advisors the issues raised in the CVR Agreement, Armstrong Teasdale LLP, counsel to the Company (“Armstrong Teasdale”), and management continued to discuss and prepare a revised exclusivity letter and revised CVR Agreement.

On August 4, 2015, the Company discussed with William Blair the market data for termination fees for similarly sized, sell-side public deals since 2014. Following receipt of the CVR Agreement, the Board held a special meeting with William Blair and Armstrong Teasdale, at which it reviewed the progress with respect to the negotiation of the CVR Agreement and the key issues associated with the CVR Agreement. Mr. Rasche and Mr. Braswell advised the Board of the principal issues to be negotiated with respect to the CVR Agreement. Mr. Hable and William Blair reviewed with the Board the status of the ongoing market check process, indicating that the three outstanding potential bidders who had not yet responded by the July 27, 2015 Board meeting had all declined to present an indication of interest. The Board also discussed with William Blair certain financial matters, including the financial aspects of the Final Letter of Intent and the extension of the final quarter for the measurement of the CVR to June 30, 2018.

On August 5, 2015, William Blair forwarded to Valeant the Company’s mark-up of the CVR Agreement. Management continued to analyze the financial impact of the CVR. On August 6, 2015, Valeant provided its comments to the CVR Agreement.

From August 6, 2015 to August 10, 2015, management discussed with William Blair the revised CVR Agreement and Valeant’s position and continued to analyze and revise the exclusivity letter. On Ms. Boone’s recommendation, the Company’s independent accounting firm was consulted with respect to certain elements of the draft CVR Agreement.

On August 10, 2015, representatives of the Company provided a revised CVR Agreement and exclusivity letter to representatives of Valeant.

During the week of August 10, representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Valeant, and Armstrong Teasdale continued to negotiate the draft CVR Agreement. On August 11, 2015, representatives of Valeant delivered to representatives of the Company a revised draft CVR Agreement and exclusivity letter. On August 12, 2015, representatives of the Company called representatives of Valeant to discuss the draft CVR Agreement and to coordinate a discussion between Armstrong Teasdale and Skadden Arps. Mr. Hable proposed to the Board for its consideration a consent resolution regarding the execution of change in control agreements for Messrs. Rasche and Copeland on the basis that the continued involvement of Messrs. Rasche and Copeland was integral to a possible transaction. Without change in control protections, Mr. Hable suggested that it may be difficult to retain Messrs. Rasche and Copeland through a sale process. The proposed change in control agreements for each of Mr. Rasche and Mr. Copeland were identical to those existing for other senior management. Mr. Hable also provided additional information regarding the terms of the existing change in control agreements and the compensation of Messrs. Rasche and Copeland. The Board unanimously approved the resolution.

Following receipt of the revised CVR Agreement and exclusivity letter, the Board held a special meeting on August 17, 2015 to discuss and evaluate such documents. The Board engaged in a detailed discussion of the financial issues impacting the CVR Agreement. At the meeting, Ms. Boone reported on the views of the Company’s independent accounting firm on the matters she had consulted with them on in the CVR Agreement. The Company’s management advised that the strategic plan, if achieved as stated in the “base” case would result in less than 50% of the second CVR payment based on a December 31, 2017 end date. The Board determined that the CVR Agreement and exclusivity letter would be acceptable, provided the Milestone Achievement Period in the CVR Agreement was extended from the ending date of December 31, 2017 to an ending date of June 30, 2018.

On August 18, 2015, representatives of the Company provided to Valeant a revised CVR Agreement that reflected changes requested by the Board, including an extension of the Milestone Achievement Period by six months (through June 30, 2018).

On August 19, 2015, Valeant agreed to the extension of the Milestone Achievement Period. The Board unanimously approved the resolution authorizing the Company to proceed with negotiations of the proposed transaction with Valeant and entry into the exclusivity letter with a 14-day exclusivity period, during which the parties would negotiate the Merger Agreement and Valeant would perform its due diligence.

On August 20, 2015, Valeant delivered a revised executed exclusivity letter to the Company. The Company executed the exclusivity letter on August 20, 2015 and granted access to representatives of Valeant to a virtual data room containing non-public documents of the Company and began to respond to additional due diligence requests from representatives of Valeant and continued to do so through September 1, 2015.

Also on August 20, 2015, Mr. Hable asked that William Blair continue its financial analysis, such that if final resolution was reached with respect to a transaction with Valeant, William Blair would be prepared to issue a fairness opinion with respect to the transaction. Mr. Hable countersigned the exclusivity letter. Valeant and its counsel continued their substantive review of due diligence documentation provided by the Company.

On August 21, 2015, at management’s direction, Armstrong Teasdale returned the draft Merger Agreement to Skadden Arps with proposed revisions, and Armstrong Teasdale and Skadden Arps negotiated the terms of the Merger Agreement through its execution on September 1, 2015.

On August 28, 2015, following receipt of a summary of the Merger Agreement and a timeline for completing the merger, the Board held a special meeting, at which they discussed the status and terms of the Merger Agreement, including the proposed amount of the termination fee, as well as the fairness opinion.

On August 31, 2015, William Blair provided further analysis of the Merger Agreement termination fee, which was forwarded to the independent directors, who discussed the appropriate termination fee level based on William Blair’s market analysis. On August 31, 2015, Skadden Arps also provided forms of tender agreements (the “Tender Agreements”) to be signed by all directors and certain officers of the Company as a condition to Valeant’s willingness to enter into the Merger Agreement. Throughout the remainder of August 31, 2015 and into the morning of September 1, 2015, the Company and Armstrong Teasdale responded to final due diligence requests of Valeant and Skadden Arps. Following ongoing negotiation of the Merger Agreement, the Tender Agreements were finalized and entered into on September 1, 2015 in connection with the execution of the Merger Agreement.

On the afternoon of September 1, the Board held a meeting, with Ms. Boone, Mr. Rasche and representatives of William Blair and Armstrong Teasdale in attendance. Supporting materials, including the substantially final version of the Merger Agreement, were distributed prior to the meeting. Armstrong Teasdale again reviewed with the Board its fiduciary duties, including specifically with respect to the consideration of strategic alternatives and a potential approval of a change of control transaction. Armstrong Teasdale then made a detailed presentation to the Board of the terms and conditions of the Merger Agreement as well as the proposal in the Merger Agreement for directors and certain officers of the Company to sign the Tender Agreements and tender their Shares pursuant to the Offer. Throughout this presentation, Armstrong Teasdale responded to questions from the Board. Thereafter, William Blair reviewed with the Board the history of the sale process, including its market check activities and its updated financial analysis, and responded to questions from the Board. William Blair then delivered to the Board its oral opinion, which opinion was confirmed by delivery of a written opinion dated September 1, 2015, to the effect that the cash price of $6.50 per Share, plus one contractual CVR per Share, representing the right to receive up to two contingent payments of up to $1.00 in the aggregate, to be received in the Offer and the Merger was fair, from a financial point of view, to the Company’s stockholders (other than Valeant and its affiliates). The full text of William Blair’s written opinion is attached to this Schedule 14D-9 as Annex A.

Following discussion, the Board called for a vote on the approval of, among other matters, the Merger Agreement and related Transactions. Mr. Hable abstained from voting on these matters. All remaining members of the Board unanimously adopted resolutions (i) approving and declaring the advisability of the Merger Agreement and the Transactions, (ii) declaring that it was in the best interest of the Company and the Company’s stockholders that the Company enter into the Merger Agreement and consummate the Transactions and that the Company’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Offer and the Merger were fair to the Company and the Company’s stockholders and (iv) recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board further authorized management of the Company to execute the Merger Agreement on the terms presented to the Board.

Throughout the remainder of September 1, 2015, the Company and Armstrong Teasdale responded to final due diligence requests of representatives of Valeant, and Valeant finalized its due diligence review. Armstrong Teasdale and Skadden Arps then finalized the Merger Agreement and the related disclosure letter. The parties executed the Merger Agreement in the evening of September 1, 2015, and the transaction was publicly announced on the morning of September 2, 2015.

2. The section captioned “Opinion of William Blair & Company, L.L.C., the Company’s Financial Advisor” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Opinion of William Blair & Company, L.L.C., the Company’s Financial Advisor

William Blair was retained to act as financial advisor to the Board in connection with the possible sale of the Company. As part of its engagement, the Board requested that William Blair render an opinion to the Board as to whether the Merger Consideration to be received by the Company’s stockholders (other than Parent and its affiliates) was fair to such stockholders, from a financial point of view. On September 1, 2015, William Blair delivered its oral opinion to the Board and subsequently confirmed in writing that, as of September 1, 2015 and based upon and subject to the assumptions, qualifications and limitations stated therein, the Merger Consideration to be received by the Company’s stockholders (other than Parent and its affiliates) was fair to such stockholders, from a financial point of view.

The full text of William Blair’s written opinion, dated September 1, 2015, is attached as Annex A to this Schedule 14D-9 and incorporated herein by reference. You are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. The analysis performed by William Blair should be viewed in its entirety; none of the methods of analysis should be viewed in isolation. William Blair’s fairness opinion was directed to the Board for its benefit and use in evaluating the fairness of the Merger Consideration to be received pursuant to the Merger Agreement and relates only to the fairness, as of the date of William Blair’s fairness opinion and from a financial point of view, of the Merger Consideration to be received by the Company’s stockholders (other than Parent and its affiliates) in the proposed Offer and Merger pursuant to the Merger Agreement. William Blair’s fairness opinion does not address any other aspects of the proposed acquisition or any related transaction, and does not constitute a recommendation to any of the Company’s stockholders as to whether to tender its Shares in the Offer or how that stockholder should vote or otherwise act with respect to the Merger Agreement or the proposed acquisition. William Blair did not address the merits of the underlying decision by the Company to engage in the proposed acquisition. The following summary of William Blair’s fairness opinion is qualified in its entirety by reference to the full text of William Blair’s fairness opinion attached as Annex A to this Schedule 14D-9 and incorporated herein by reference.

In connection with William Blair’s fairness opinion, William Blair examined or discussed, among other things:

•	a draft of the Merger Agreement dated August 31, 2015;

•	a draft of the CVR Agreement dated August 31, 2015;

•	audited historical financial statements of the Company for the three fiscal years ended July 31, 2012, July 31, 2013 and July 31, 2014;

•	unaudited financial statements of the Company for the fiscal quarters ended October 31, 2014, January 31, 2015 and April 30, 2015;

•	certain internal business, operating and financial information and forecasts of the Company prepared by the senior management of the Company (the “Forecasts”);

•	certain information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

•	the financial position and operating results of the Company compared with those of certain other publicly traded companies William Blair deemed relevant;

•	the current and historical market prices and trading volumes of the Shares of the Company; and

•	certain other publicly available information on the Company.

William Blair also held discussions with members of the senior management of the Company to discuss the foregoing, considered other matters that it deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as it deemed relevant. In connection with its engagement, William Blair was requested to approach, and held discussions with, third parties to solicit indications of interest for a possible acquisition of the Company.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of William Blair’s fairness opinion including, without limitation, the Forecasts prepared and provided by the senior management of the Company, and William Blair assumed no responsibility or liability therefor. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of the Company. William Blair was advised by the senior management of the Company that the Forecasts examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, William Blair assumed, with the consent of the Board, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to William Blair. William Blair expressed no opinion with respect to the Forecasts, the estimates and judgments on which they were based, or the assumptions in or results of the sensitivity analysis. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Merger Consideration payable to the Company’s other stockholders. William Blair expressed no opinion as to any terms or other aspects of the Merger Agreement, the CVR Agreement or the Transactions (other than the Merger Consideration to the extent specified herein), including, without limitation, the form or structure of the Transactions, or tax or accounting consequences thereof. William Blair did not make an assessment as to the probability of achieving each of the Contingent Consideration Milestones giving rise to the payments in respect of the CVRs contemplated by the CVR Agreement in various alternative amounts and of the expected timing of achievement of the Contingent Consideration Milestones.

William Blair’s fairness opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of the fairness opinion. Although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm William Blair’s fairness opinion. William Blair relied as to all legal matters on advice of counsel to the Company, and assumed in rendering its opinion that the acquisition would be consummated on the terms described in the Merger Agreement and CVR Agreement, without any waiver of any material terms or conditions by the Company.

William Blair’s investment banking services and its opinion were provided for the use and benefit of the Board in connection with its consideration of the Transactions contemplated by the Merger Agreement. William Blair’s opinion was limited to the fairness, from a financial point of view, to the Company’s stockholders (other than Parent and its affiliates) of the Merger Consideration in connection with the Transactions, and William Blair did not address the merits of the underlying decision by the Company to engage in the Transactions and William Blair’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in connection with the Offer, or how any such stockholder should vote or otherwise act with respect to the Transactions.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at William Blair’s fairness opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.

Selected Public Company Analysis

William Blair reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for five publicly traded companies within the Ophthalmic Medical Technology and Medical Device Contract Manufacturing sectors with similar business models, products and customers that William Blair deemed relevant. The companies selected by William Blair were: (i) STAAR Surgical Company, (ii) TearLab Corporation, (iii) Carl Zeiss Meditec AG, (iv) Flextronics International Ltd., and (v) Greatbatch, Inc. Public companies (i) through (iii) were identified as “Ophthalmic Medical Technology” companies and public companies (iv) and (v) were identified as “Medical Device Contract Manufacturing” companies. William Blair noted for the Board that Flextronics International Ltd. represents a diversified contract manufacturer with medical devices accounting for a meaningful portion of its revenue.

Among the information William Blair considered were net revenue and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”). In calculating adjusted EBITDA, William Blair adjusted for certain non-recurring, non-operating and non-cash items, as applicable. William Blair considered the enterprise value as a multiple of net revenue and adjusted EBITDA for each company for the last 12-month (“LTM”) period for which results were publicly available and for the calendar year 2015 estimates (“CY 2015E”). The operating results and the corresponding derived multiples for the selected public companies were based on each company’s most recent publicly available financial information and closing share prices as of August 28, 2015. The enterprise value as a multiple of net revenue and adjusted EBITDA for each company listed above for the LTM and CY 2015E periods are set forth below:

	Ophthalmic Medical Technology			Medical Device Contract Manufacturing
	Staar Surgical Company	TearLab Corporation	Carl Zeiss Meditec AG	Flextronics International Ltd.	Greatbatch, Inc.
Enterprise Value /
LTM Revenue	4.36x	4.01x	1.98x	0.26x	2.30x
CY 2015E Revenue	4.23x	3.54x	1.92x	0.27x	2.25x

LTM EBITDA	NMF	NMF	14.2x	5.3x	12.1x
CY 2015E EBITDA	NMF	NMF	12.8x	5.6x	11.9x

The enterprise values of Staar Surgical Company and TearLab Corporation, respectively, as multiples of such companies’ LTM EBITDA and CY 2015E EBITDA were deemed not meaningful and excluded from this analysis because the companies had negative EBITDA during the relevant time periods.

William Blair then used the implied enterprise value based on the terms of the proposed acquisition to derive implied valuation multiples for the Company based on net revenue and adjusted EBITDA for the LTM period and the CY 2015E. EBITDA of the Company was adjusted for stock-based compensation and for the acquisition of Sterimedix Ltd. as if it had occurred at the beginning of each respective period. William Blair then compared the multiples implied for the Company based on the terms of the proposed acquisition to the range of trading multiples for the selected public companies. Although William Blair compared the trading multiples of the selected public companies to those implied for the Company, none of the selected public companies is directly comparable to the Company. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of trading multiples of the selected public companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following table.

Ophthalmic Medical Technology

($ in millions)	Synergetics Metric	Implied Synergetics Transaction Multiple			Public Comparables
		Cash	Milestone #1	Milestone #2	Min.	Median	Mean	Max.
Enterprise Value
LTM Revenue	$76.4	2.15x	2.32x	2.50x	1.98x	4.01x	3.45x	4.36x

CY 2015E Revenue	77.1	2.06x	2.23x	2.39x	1.92x	3.54x	3.23x	4.23x
LTM EBITDA	12.0	13.6x	14.7x	15.8x	14.2x	14.2x	14.2x	14.2x

CY 2015E EBITDA	11.7	14.0x	15.2x	16.3x	12.8x	12.8x	12.8x	12.8x

Medical Device Contract Manufacturing

($ in millions)	Synergetics Metric	Implied Synergetics Transaction Multiple			Public Comparables
		Cash	Milestone #1	Milestone #2	Min.	Median	Mean	Max.
Enterprise Value
LTM Revenue	$76.4	2.15x	2.32x	2.50x	0.26x	1.28x	1.28x	2.30x
CY 2015E Revenue	77.1	2.06x	2.23x	2.39x	0.27x	1.26x	1.26x	2.25x

LTM EBITDA	12.0	13.6x	14.7x	15.8x	5.3x	8.7x	8.7x	12.1x
CY 2015E EBITDA	11.7	14.0x	15.2x	16.3x	5.6x	8.7x	8.7x	11.9x

Note: All multiples reflect calendar year end.

William Blair noted for the Board that the implied multiples for the proposed acquisition were above the range of adjusted EBITDA multiples for the Medical Device Contract Manufacturing selected public companies, within the range of adjusted EBITDA multiples for the Ophthalmic Medical Technology selected public companies for the LTM period and above the range of adjusted EBITDA multiples for the Ophthalmic Medical Technology selected public companies for CY 2015E. Also, William Blair noted for the Board that the implied multiples for the proposed acquisition were above the median and mean revenue multiples for the Medical Device Contract Manufacturing selected public companies and within the range of revenue multiples for the Ophthalmic Medical Technology selected public companies.

William Blair performed an analysis of the revenue growth for CY 2014 – CY 2015E, LTM gross profit margins and LTM EBITDA margins of the selected public companies within the Ophthalmic Medical Technology and Medical Device Contract Manufacturing sectors. For CY 2014 – CY 2015E, the precedent companies in the Ophthalmic Medical Technology and Medical Device Contract Manufacturing sectors experienced revenue growth as follows: TearLab – 27.8%, Carl Zeiss Meditec – 8.0%, Staar Surgical Company – (0.8)%, Greatbatch – 2.7% and Flextronics – (9.5)%. For that same period, William Blair noted that the Company experienced revenue growth of 7.7%. The precedent companies in the Ophthalmic Medical Technology and Medical Device Contract Manufacturing sectors had LTM gross profit margins as follows: Staar Surgical – 64.4%, Carl Zeiss Meditec – 52.8%, TearLab – 48.7%, Greatbatch – 33.8% and Flextronics – 6.1%. William Blair noted that the Company had a LTM gross profit margin of 53.8%. Finally, the precedent companies had LTM EBITDA margins as follows: Carl Zeiss Meditec – 13.9%, Staar Surgical – 2.0%, Greatbatch – 19.1% and Flextronics – 5.0%. TearLab’s LTM EBITDA margin was deemed to be not meaningful because the company had negative EBITDA during the relative time periods. William Blair noted that the Company had LTM EBITDA margins of 15.8%.

Selected Precedent Transactions Analysis

William Blair performed an analysis of selected precedent transactions consisting of 13 transactions closed since 2011 within the Eye Care and Medical Device Contracting Manufacturing sectors with similar business models, products and customers that William Blair deemed relevant. William Blair’s analysis was based on publicly available information regarding such transactions. William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The transactions that were examined were (target/acquirer (date closed)):

(i)	Optos plc / Nikon Corporation (February 2015);

(ii)	Zygo Corporation / Ametek Inc. (April 2014);

(iii)	Aaren Scientific Inc. / Carl Zeiss Meditec, Inc. (January 2014);

(iv)	Bausch & Lomb Holdings Incorporated / Valeant Pharmaceuticals International (May 2013);

(v)	MicroSurgical Technology, Inc. / Halma plc (December 2012);

(vi)	Reichert, Inc. / Ametek Inc. (October 2011);

(vii)	Groupe Moria / Edmond de Rothschild Capital Partners (July 2011);

(viii)	Lake Region Medical, Inc. / Greatbatch, Inc. (August 2015);

(ix)	Phillips-Medisize Corporation / Golden Gate Capital (May 2014);

(x)	Symmetry Medical, Inc. / Tecomet, Inc. (August 2014);

(xi)	Nypro Inc. / Jabil Circuit Inc. (February 2013);

(xii)	Richco, Inc. / Filtrona plc (November 2011); and

(xiii)	Medisize Corporation / Phillips Plastics Corporation (July 2011).

Transactions (i) through (vii) were identified as “Eye Care” transactions, and transactions (viii) through (xiii) were identified as “Medical Device Contract Manufacturing” transactions. William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of the target as a multiple of its revenue and adjusted EBITDA for the LTM period prior to the announcement of the respective transaction. The enterprise value as a multiple of the LTM revenue and LTM EBITDA for each of the transactions listed above is set forth below:

Eye Care Precedent Transactions

	Optos / Nikon	Zygo / Ametek	Aaren Scientific / Carl Zeiss Meditec	Bausch & Lomb / Valeant	MicroSurgical / Halma	Reichert / Ametek	Groupe Moria / Edmond de Rothschild
Enterprise Value
LTM Revenue	2.37x	1.67x	3.50x	2.83x	5.00x	2.73x	2.65x
LTM EBITDA	18.6x	9.3x	NA	13.3x	NA	NA	11.1x

Medical Device Contract Manufacturing Precedent Transactions

	Lake Region Medical / Greatbatch	Phillips- Medisize / Golden Gate Capital	Symmetry Medical / Tecomet	Nypro / Jabil Circuit	Richco / Filtrona	Medisize / Phillips Plastics
Enterprise Value

LTM Revenue	2.15x	1.33x	1.09x	0.55x	1.54x	0.84x
LTM EBITDA	11.6x	NA	8.7x	NA	9.2x	8.5x

William Blair compared the resulting range of transaction multiples of revenue and adjusted EBITDA for the selected transactions to the implied transaction multiples of LTM net revenue and adjusted EBITDA for the Company based on the terms of the proposed acquisition. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following tables:

Eye Care Precedent Transactions

($ in millions)	Synergetics Metric	Implied Synergetics Transaction Multiple			Public Comparables
		Cash	Milestone #1	Milestone #2	Min.	Median	Mean	Max.
Enterprise Value
LTM Revenue	$76.4	2.15x	2.32x	2.50x	1.67x	2.73x	2.96x	5.00x
LTM EBITDA	12.0	13.6x	14.7x	15.8x	9.3x	12.2x	13.1x	18.6x

Contract Manufacturing Precedent Transactions

($ in millions)	Synergetics Metric	Implied Synergetics Transaction Multiple			Public Comparables
		Cash	Milestone #1	Milestone #2	Min.	Median	Mean	Max.
Enterprise Value
LTM Revenue	$76.4	2.15x	2.32x	2.50x	0.55x	1.21x	1.25x	2.15x
LTM EBITDA	12.0	13.6x	14.7x	15.8x	8.5x	9.0x	9.5x	11.6x

William Blair noted for the Board that the implied adjusted EBITDA multiple for the proposed acquisition was above the median and mean adjusted EBITDA multiples for the Eye Care selected precedent transactions and above the range of adjusted EBITDA multiples for the Medical Device Contract Manufacturing selected precedent transactions. William Blair also noted for the Board that the implied revenue multiple for the proposed acquisition was within the range of revenue multiples for the Eye Care selected precedent transactions and above the median and mean of revenue multiples for the Medical Device Contract Manufacturing selected precedent transactions.

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples of the Company, none of these transactions or associated companies is identical to the Company or the Transactions contemplated by the Merger Agreement. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of the Company versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis

William Blair utilized the Company’s Forecasts to perform a discounted cash flow analysis of the Company’s projected future free cash flows for the fiscal years ending July 31, 2016 through July 31, 2020. Based solely on the Forecasts, information and assumptions provided by management of the Company, William Blair calculated the standalone unlevered, after-tax free cash flows for the Company, which is defined as operating income less taxes, plus depreciation and amortization, less capital expenditures, less changes in net working capital, less medical device excise tax plus stock-based compensation. The resulting free cash flows calculated by William Blair, which were reviewed and approved by management, were as follows:

	2016	2017	2018	2019	2020
Unlevered Free Cash Flow	$4.3 million	$8.0 million	$8.9 million	$12.7 million	$14.5 million

Using discounted cash flow methodology, William Blair calculated the present values of the projected free cash flows for the Company. In this analysis, William Blair estimated a terminal value by utilizing a range of fiscal year 2020 EBITDA exit multiples of 10.0x to 12.0x and assumed discount rates ranging from 16.0% to 20.0%. The terminal multiples range was derived from the relevant multiple ranges of the selected precedent transaction analysis. The discount rate range was derived based upon a weighted average cost of capital analysis using the capital asset pricing model.

The weighted average cost of capital calculation was determined as follows:

	Pre-tax Cost of Debt	1.00%	2.00%	3.00%	4.00%	5.00%	6.00%
	After-tax Cost of Debt	0.71%	1.42%	2.13%	2.84%	3.55%	4.26%
Debt / Capital	0.0%	18.2%	18.2%	18.2%	18.2%	18.2%	18.2%
	2.0%	17.9%	17.9%	17.9%	17.9%	17.9%	17.9%
	4.0%	17.5%	17.5%	17.6%	17.6%	17.6%	17.7%
	6.0%	17.2%	17.2%	17.2%	17.3%	17.3%	17.4%
	8.0%	16.8%	16.9%	16.9%	17.0%	17.0%	17.1%
	10.0%	16.5%	16.5%	16.6%	16.7%	16.7%	16.8%
	12.0%	16.1%	16.2%	16.3%	16.4%	16.5%	16.5%

William Blair’s weighted average cost of capital calculation and assumptions were as follows:

Debt / Capital	2.4%
Tax Rate	29.0%
Levered Beta	0.62
Risk-free rate (1)	2.4%
Market Risk Premium (2)	6.2%
Size Premium (3)	12.0%

Cost of Equity	18.2%
Pre-tax Cost of Debt	1.9%
After-tax Cost of Debt	1.4%

Weighted Average Cost of Capital	17.8%

(1)	Long-term (20 year) U.S. Treasury Yield per third-party source.
(2)	As reported by third-party source. The Market Risk Premium represents the long-horizon expected equity risk premium.
(3)	The size premium represents an appropriate premium determined based on equity value by third-party source. At an enterprise value of $107.1 million, the Company size premium was determined to fall in the <$115.92 million decile, resulting in a size premium of 11.98%.

William Blair aggregated the present value of the free cash flows over the applicable forecast period with the present value of the range of terminal values to arrive at an implied enterprise value range. William Blair derived a range of diluted equity value per Share by deducting the Company’s net debt as of April 30, 2015 from the resulting enterprise value range and by dividing by the Company’s total diluted Shares outstanding as of August 26, 2015 (25,574,037 basic Shares outstanding and 1,075,540 options outstanding with a weighted average strike price of $3.99 as of August 26, 2015). William Blair noted that the equity value implied by the discounted cash flow analysis ranged from $5.08 per Share to $6.73 per Share, as compared to the Merger Consideration consisting of $6.50 per Share as Cash Consideration and one CVR per Share.

M&A Premiums Paid Analysis

William Blair reviewed data from 158 acquisitions of publicly traded domestic companies occurring after January 1, 2010 in which greater than 50% of the target’s equity was acquired at an equity value between $75 million and $200 million, excluding targets that were closed-end funds and real estate investment trusts (“REITs”). Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week, one month, 60 days and 180 days prior to the announcement of each transaction. William Blair compared the range of resulting per Share stock price premiums for the reviewed transactions to the premium implied by the initial Cash Consideration based on the Company’s respective Share price one day, one week, one month, 60 days and 180 days prior to August 28, 2015. Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table:

Premiums Relative to August 28, 2015

Period	Synergetics Price	Implied Premium at $6.50/ Share	Premiums Paid Data Percentile
			10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	$4.39	48.1%	4.7%	13.7%	20.7%	29.5%	36.8%	42.8%	50.3%	64.3%	87.1%
One Week Prior	$4.38	48.4%	5.6%	14.2%	23.3%	29.9%	38.4%	46.1%	55.7%	68.8%	98.5%
One Month Prior	$4.75	36.8%	10.9%	18.9%	24.4%	32.7%	36.6%	51.4%	59.8%	73.1%	105.4%
60-Days Prior	$4.69	38.6%	7.3%	17.1%	26.6%	34.7%	41.1%	48.5%	60.8%	72.5%	98.5%
180-Days Prior	$4.52	43.8%	6.0%	19.1%	25.5%	38.2%	47.2%	54.9%	67.2%	82.0%	111.4%

Note: Excludes transactions involving closed-end funds or REITs.

Source: Dealogic as of August 28, 2015.

William Blair noted for the Board that (i) the premium of the initial Cash Consideration to the Company’s closing stock price one day and one week prior to August 28, 2014 was above the 60th percentile and below the 70th percentile of the analyzed precedent public transactions, (ii) the premium of the initial Cash Consideration to the Company’s one month prior closing stock price was at approximately the 50th percentile of the analyzed precedent public transactions and (iii) the premium of the initial Cash Consideration to the Company’s 60-day and 180-day prior closing stock prices was above the 40th percentile and below the 50th percentile of the analyzed transactions.

General

This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed acquisition and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Merger Consideration to be received by the Company’s stockholders. Rather, in rendering its oral opinion on September 1, 2015 (subsequently confirmed in writing) to the Board, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Merger Consideration to be received by the Company’s stockholders (other than Parent and its affiliates) was fair to such stockholders, from a financial point of view, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance on a specific analysis. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed acquisition. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of the Company for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities.

Fees

The Board selected William Blair as its financial advisor given, among other things, William Blair’s reputation, knowledge of the Company and the industry and experience with transactions similar to those contemplated by the Board. Pursuant to a letter agreement approved by the Board on June 12, 2015, a retainer fee of $100,000 was paid to William Blair upon execution of the letter agreement and an additional fee of $500,000 became payable to William Blair upon delivery of William Blair’s fairness opinion. A fee of approximately $3.2 million, less any fees previously paid to William Blair, will become payable to William Blair upon the consummation of the Offer. No portion of the fees payable to William Blair was contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, the Company agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and to indemnify William Blair against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

In the past two years, William Blair has not provided any investment banking or other services to the Company, Parent or Purchaser. William Blair may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which it may receive compensation. William Blair and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Valeant, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement.

In addition, in connection with the Transactions, the Company is required to pay a transaction fee of $1,249,888 to Raymond James in connection with the Company’s prior engagement with Raymond James.

3. The section captioned “Certain Unaudited Prospective Financial Information of the Company” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Certain Unaudited Prospective Financial Information of the Company

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain non-public unaudited prospective financial information that was made available to the Board in connection with its consideration of the Transactions and also provided by the Company’s management to William Blair in connection with the rendering of its opinion to the Board and performing its related financial analysis. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Additional Information — Forward-Looking Statements.”

The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended July 31, 2014 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The following table presents selected unaudited prospective financial information for the fiscal years ending 2015 through 2020, which information summarizes information that was provided by the Company’s management to the Board and to William Blair in connection with the rendering of William Blair’s opinion to the Board and performing its related financial analysis, as described in this Item 4 under the heading “ — Opinion of William Blair & Company, L.L.C., the Company’s Financial Advisor”:

Consolidated Summary of Unaudited Prospective Financial Information

($ in thousands)

	2015E	2016E	2017E	2018E	2019E	2020E
Ophthalmic (1)	$39,820	$47,394	$56,328	$65,191	$68,189	$71,463
OEM (2)	33,074	34,605	33,988	36,007	38,157	40,446
Other (3)	1,041	1,348	1,222	1,131	1,069	1,032
Revenue	73,935	83,347	91,538	102,329	107,415	112,941
Cost of Goods Sold	34,232	37,944	40,277	44,002	45,114	46,306
Gross Profit	39,703	45,403	51,261	58,327	62,301	66,635
Operating Expenses	33,744	36,620	40,034	44,277	45,919	47,693
Operating Profit	5,959	8,783	11,227	14,050	16,382	18,942
Interest & Other Expense	76	106	50	—	—	—
Pre-tax Income	5,883	8,677	11,177	14,050	16,382	18,942
Taxes	1,658	2,679	3,465	4,355	5,242	6,061
Net Income	4,225	5,998	7,712	9,695	11,140	12,881
Adjusted EBITDA	8,801	12,175	14,714	17,637	20,073	22,742

(1)	Net sales from Ophthalmic represent sales of ophthalmic devices from direct sales representatives and distribution partners, and sales of all products and services licensed or sold by Sterimedix Ltd., a private manufacturing company acquired by the Company in December 2014, as calculated in accordance with the terms of the CVR Agreement.
(2)	Net sales from OEM represent sales of electrosurgery generators, disposable bipolar forceps and related accessories and royalties from Codman, multi-channel generators, disposable ultrasonic tips and related accessories to Stryker and sales of certain disposable products.
(3)	Other net sales represent direct neurosurgery revenues and other miscellaneous revenues.

The following is a reconciliation of the Company’s Adjusted EBITDA to the Operating Profit amounts contained in the summary of the unaudited prospective financial information set forth above (in thousands):

	2015E	2016E	2017E	2018E	2019E	2020E
Operating Profit	$5,959	$8,783	$11,227	$14,050	$16,382	$18,942
Depreciation and Amortization	2,842	3,392	3,487	3,587	3,691	3,800
Adjusted EBITDA	8,801	12,175	14,714	17,637	20,073	22,742

The summary of unaudited prospective financial information above includes Adjusted EBITDA, defined by the Company as income from continuing operations (exclusive of one-time events) before interest expense, income taxes, depreciation and amortization (“Adjusted EBITDA”). Adjusted EBITDA is a financial measure that has not been prepared in conformity with U.S. GAAP. Management believes Adjusted EBITDA is useful in evaluating the Company’s operating performance and ability to service debt compared to other companies in its industry and beneficial to investors, potential investors and other key stakeholders, including creditors, who use this measure in their evaluation of performance. Adjusted EBITDA is not presented to enhance an understanding of the Company’s operating results and is not intended to represent cash flow or results of operations. In addition, because non-GAAP financial measures are not determined consistently by all entities, Adjusted EBITDA as presented in the summary of unaudited prospective financial information above may not be comparable to a similarly titled measure of other companies. Adjusted EBITDA should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

The unaudited prospective information set forth above differs from the information included in William Blair’s fairness opinion by approximately $0.9 million, as the EBITDA included in such opinion excludes estimated stock compensation for fiscal year 2015.

No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Item 8.	Additional Information to be Furnished.

1. Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing and restating the subsection entitled “Golden Parachute Compensation – Aggregate Amounts of Potential Compensation” with the disclosure set forth below

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the Transactions. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of change in control agreements with the Company’s named executive officers, and the named executive officers may become entitled to receive certain payments and benefits. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer is consummated on September 16, 2015; (ii) the Merger Consideration is $6.50 per Share, or $7.50 per Share in the case of payment of the maximum Contingent Consideration Payments; and (iii) with respect to calculating the portion of equity awards subject to accelerated vesting, each applicable named executive officer incurs a termination of his or her employment by the Company without “cause” or terminates his or her employment as a result of an “involuntary termination” on the date immediately following the change in control. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company — Change in Control Agreements.”

To the extent that the Company’s independent auditors as of the date of the change in control determine that the payments and benefits shown below constitute “excess parachute payments” as defined in Section 280G(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), such payments and benefits will be reduced to the point that such payments and benefits no longer constitute “excess parachute payments.” To the extent that, following such reduction, the U.S. Internal Revenue Service (the “IRS”) determines that any excise taxes, penalties and/or interest are owed under the Code, the change in control agreements provide that the Company shall indemnify the named executive officer and hold him or her harmless against all such excise taxes, penalties and/or interest, provided that the named executive officer notifies the Company immediately of such determination by the IRS.

Golden Parachute Compensation

Name		Cash (3)	Equity (4)	Total
David M. Hable	Initial Cash Consideration (1)	$551,180	$1,097,546	$1,648,726
	Maximum Merger Consideration (2)	$551,180	$1,361,036	$1,912,216
Pamela G. Boone	Initial Cash Consideration (1)	$357,650	$396,653	$754,303
	Maximum Merger Consideration (2)	$357,650	$490,502	$848,152
Jason J. Stroisch	Initial Cash Consideration (1)	$328,427	$349,700	$678,127
	Maximum Merger Consideration (2)	$328,427	$430,845	$759,272
Michael R. Fanning	Initial Cash Consideration (1)	$280,614	$313,254	$593,868
	Maximum Merger Consideration (2)	$280,614	$386,194	$666,808

(1)	Assumes Merger Consideration of $6.50 per Share only and no achievement of the Contingent Consideration Milestones.
(2)	Assumes payment of the total maximum Contingent Consideration Payments of $1.00 per Share, for total Merger Consideration of $7.50 per Share, upon achievement of the Contingent Consideration Milestones.
(3)	The amounts disclosed in this column represent the “double trigger” cash severance amounts payable under the applicable named executive officer’s change of control agreement if, within one year following the Offer Closing, the named executive officer’s employment is terminated without cause or as a result of an involuntary termination. Payment would be contingent upon the named executive officer executing a separation agreement within 30 days of the termination in a form satisfactory to the Company and would be paid in 12 equal monthly installments beginning in the month following termination. Payments to each of the named executive officers as disclosed in this column would be equal to the sum of (i) accrued and unpaid vacation pay estimated as of September 11, 2015; (ii) an amount equal to one times the named executive officer’s annual base salary at the rate in effect immediately prior to the change of control; and (iii) an amount equal to the target bonus for the fiscal year of the named executive officer’s termination, pro-rated for the number of days the named executive officer was employed by the Company during the fiscal year. The amounts disclosed in this table assume that each of the named executive officers would be terminated the day immediately following the change of control and have been included as follows: (i) accrued vacation payouts for Mr. Hable, Ms. Boone, Mr. Stroisch and Mr. Fanning of $59,131, $39,540, $31,766 and $27,984, respectively; (ii) an amount equal to one times the base salary for Mr. Hable, Ms. Boone, Mr. Stroisch and Mr. Fanning of $445,629, $302,362, $284,795 and $242,525, respectively; and (iii) a pro-rated target bonus payment for Mr. Hable, Ms. Boone, Mr. Stroisch and Mr. Fanning of $46,420, $15,748, $11,866 and $10,105, respectively (assuming the achievement of the fiscal 2016 performance objectives).
(4)

The Merger Agreement provides that, at the Effective Time, each outstanding Option that is not then vested and exercisable will become fully vested and exercisable as of the Effective Time. All outstanding Options will be cancelled, and the holders of such Options will receive at, or as soon as practicable following, the Effective Time of the Merger, the following: (i) an amount of cash equal to (A) the total number of Shares subject to the Options multiplied by (B) the excess, if any, of (x) the Cash Consideration over (y) the applicable per-Share exercise price of such Option; and (ii) one CVR for each Share underlying such Option, in each case without interest and subject to any applicable tax withholding. The Merger Agreement further provides that, at the Effective Time, each outstanding Restricted Share will become fully vested as of the Effective Time. At the Effective Time, all outstanding Restricted Shares will be cancelled, and the holders of Restricted Shares will receive at, or as soon as practicable following, the Effective Time of the Merger, the following: (i) an amount of cash equal to the Cash Consideration for each Restricted Share held by such holder, and (ii) one CVR for each Restricted Share held by such holder, in each case without interest and subject to any applicable tax withholding. The value of the “single trigger” acceleration with respect to Options that are unvested as of September 11, 2015, assuming no achievement of the Contingent Consideration Milestones, is $394,395 for Mr. Hable; $145,376 for Ms. Boone; $128,531 for Mr. Stroisch; and $113,821 for Mr. Fanning. The value of the “single trigger” acceleration with respect to Options that are unvested as of September 11, 2015, assuming achievement of the maximum Contingent Consideration Milestones, is $549,709 for Mr. Hable; $200,567 for Ms. Boone; $175,650 for Mr. Stroisch; and $156,079 for Mr. Fanning. The value of the “single trigger” acceleration with respect to the Restricted Shares that are unvested as of September 11, 2015 is $703,151 for Mr. Hable; $251,277 for Ms. Boone; $221,169 for Mr. Stroisch; and $199,433 for Mr. Fanning. The value of the “single trigger” acceleration with respect to the Restricted Shares that are unvested as of September 11, 2015, assuming achievement of the maximum Contingent Consideration Milestones, is $811,327 for Mr. Hable; $289,935 for Ms. Boone; $255,195 for Mr. Stroisch; and $230,115 for Mr. Fanning. The amounts reported in this column reflect the total “single trigger” amounts payable to each of the named executive officers for unvested Options and Restricted Shares only. The amounts reported in the “Agreements or Arrangements with Executive Officers and Directors of the Company — Treatment of Stock Options” and “Agreements or Arrangements with Executive Officers and Directors of the Company — Treatment of Restricted Stock Awards” sections in Item 3 include the total amounts payable at the Effective Time to each of the named executive officers for both unvested and vested Options and Restricted Shares.

Effective December 31, 2013, Dr. Jerry L. Malis, one of the Company’s named executive officers, retired from his position as the Company’s Executive Vice President and Chief Scientific Officer. Since the termination of Dr. Malis’ employment was not related to a change in control, he is not deemed to receive compensation based upon or otherwise relating to the Transactions and has been omitted from the table as a result.

The Company and the Parent and the Purchaser did not discuss post-merger employment opportunities for any of the Company’s officers and/or directors.

2. Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing and restating the subsection entitled “Legal Proceedings Relating to the Tender Offer” with the disclosure set forth below:

Following the announcement of the execution of the Merger Agreement, four putative stockholder class actions were filed challenging the proposed transaction. Three of these actions were filed in the Eleventh Judicial Circuit of the State of Missouri and name as defendants all members of Synergetics’ Board of Directors, the Company, the Parent and the Purchaser: (i) Murphy, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00778 (filed September 15, 2015 and amended September 23, 2015), (ii) Glorioso, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00803 (filed September 23, 2015) and (iii) Scarantino, et al. v. Synergetics USA Inc., et al., C.A. No. 1511-CC00810 (filed September 28, 2015) (the complaints referenced in (i), (ii) and (iii) collectively the “Missouri Actions”). One of these actions was filed in the Court of Chancery of the State of Delaware and names as defendants all members of Synergetics’ Board of Directors, the Parent and the Purchaser: Nilsen, et al. v. Valeant Pharmaceuticals International, et al., C.A. No. 11552-VCL (filed September 28, 2015) (the “Delaware Action” and together with the Missouri Actions, the “Actions”).

The Actions generally allege that the members of Synergetics’ Board of Directors breached their fiduciary duties to Synergetics’ stockholders by, among other things, conducting a flawed process in considering the transaction, agreeing to an inadequate Offer Price, providing incomplete and misleading information to stockholders, and accepting unreasonable deal protection measures in the Merger Agreement that dissuade other potential bidders from making competing offers. The Actions also allege that the Parent and the Purchaser aided and abetted these alleged breaches of fiduciary duty.

All of the complaints except the Delaware Action seek, among other things: (i) declaration as a class action; (ii) an order enjoining defendants from consummating the Offer; (iii) rescission of the proposed transaction or awarding damages to members of the class in the event the transaction is consummated; and (iv) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees. The Delaware Action seeks, among other things: (i) declaration as a class action; (ii) an order awarding damages to members of the class; and (iii) an award of fees and expenses of the action, including reasonable attorneys’ and experts’ fees. The Company believes the allegations are without merit.

On October 2, 2015, Synergetics, each of the members of the Synergetics Board of Directors, Parent and the Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Actions, which sets forth the parties’ agreement in principle for a settlement of the Actions on the basis of the additional disclosures made in a supplement to the Schedule 14D-9 filed with the SEC on October 2, 2015. As explained in the MOU, Synergetics, the members of the Synergetics Board of Directors, Parent and the Purchaser have agreed to the settlement solely to eliminate the burden, expense and uncertainties inherent in further litigation and without admitting any liability or wrongdoing. The MOU contemplates that (i) the parties will stipulate to the certification of the Missouri Action as a class action, consisting of a mandatory non opt-out class, that includes any and all persons who held Shares (excluding defendants, and their immediate family members, and any successors in interest thereto) at any time during the period beginning on September 1, 2015, through the date of consummation or termination of the proposed transaction, and (ii) shall seek to enter into a stipulation of settlement providing for (a) the release by plaintiffs and any member of the class, whether individual, direct, class, derivative, representative, legal, equitable, or any other type or in any other capacity, of all claims relating to the allegations in the Actions, the Offer and the Merger Agreement, and other transactions contemplated therein, or disclosures made in connection therewith, other than any properly perfected claims for appraisal pursuant to Section 262 of the DGCL, or claims to enforce the settlement, as set forth in the MOU; (b) dismissal with prejudice of the Missouri Actions upon final approval of the settlement; and (c) dismissal with prejudice of the Delaware Action within two business days of the final approval of the settlement. The claims will not be released until such stipulation of settlement is approved by the Circuit Court of St. Charles County in the State of Missouri. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by Synergetics stockholders in connection with the Offer and the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2015	SYNERGETICS USA, INC.

	By:	/s/ David M. Hable
David M. Hable
President and Chief Executive Officer